

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 28, 2008

Mr. Mark D. Chen
Chief Executive Officer
Pantheon China Acquisition Corp.
Suite 10-64
#9 Jianguomenwai Avenue
Chaoyang District
Beijing, China 100600

Re: Pantheon China Acquisition Corp.
Schedule 14A
File No. 000-52275
Filed November 24, 2008

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated November 21, 2008 and the statement that you do not believe the Warrant Agreement contains any provisions relating to the original termination date. With a view to disclosure, please address Section 3.2, "Duration of Warrants," which defines Business Combination "as described more fully in the Company's Registration Statement." It appears that this provision created an exercise period for the warrants tied to the consummation of a business transaction as described in and within the allowable timeline of the disclosure in the Form S-1.

2.   In this regard, please disclose the dates when the warrants become exercisable and when they terminate. Also, please disclose where these provisions are located.

3.   We note the disclosure on page 22 that the Underwriter and the Company have agreed to waive compliance with covenants in the Underwriters Agreement and Letter Agreements concerning the original termination date. Please disclose whether these agreements are oral or written.

4.   Also with respect to the agreement with the underwriter, please revise page 22 and the forefront of the proxy statement to explain that, if the proposals are approved, the underwriter will be entitled to compensation that it otherwise would not receive. In addition, please revise to disclose the extent to which the underwriter has been involved in searching for or evaluating a merger target, soliciting proxies, or otherwise facilitating the consummation of a transaction that would result in payment of its deferred compensation.

5.   We note your response to comment three from our letter dated November 21, 2008 and the statement on page six and elsewhere regarding the difficulty of obtaining a unanimous vote. Please revise to briefly discuss the extent to which the unanimous vote provision may not be operable or enforceable in light of the board members' duties to act pursuant to their fiduciary duties. In this regard, we note the statement in the Form S-1 that you were advised that the "provisions limiting [y]our ability to amend [y]our certificate of incorporation may not be enforceable under Delaware law."

6.   We note your response to comment four from our letter dated November 21, 2008. Currently the disclosure is difficult to follow. Please revise to clarify the effect the potential reduction in the trust account balance will have on your "80% Test."

7.   We note your response to prior comment five and disclosure on page 27 that the effective limit on cash conversions will be approximately 40% if the extension proposal is approved. Please revise the second bullet point in the letter to shareholders, the form of proxy, and where appropriate, to clarify that the second proposal would increase the maximum number of shares that may elect cash conversion from approximately 20% to 40%. It appears that this proposal is independent of the extension proposal, and that both proposals must be approved to avoid liquidation as described in the Form S-1. See Rule 14a-4(a)(3) of the Securities Exchange Act of 1934.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Louis Rambo at (202) 551-3289 or James Lopez at (202) 551-3536 at with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell Nussbaum
Fax: (212)   504-3013